UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 14, 2016

Commission File Number: 000-29374

EDAP TMS S.A.

Parc Activité La Poudrette Lamartine

4/6 Rue du Dauphine

69120 Vaulx-en-Velin - France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ x]      Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-195435) OF EDAP TMS S.A. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED.

EXHIBIT LIST

Exhibit No.	Description
Exhibit 1.1	Letter Agreement between H.C. Wainwright & Co., LLC and EDAP TMS S.A., dated November 29, 2015
Exhibit 4.1	Form of Warrant for Ordinary Shares of EDAP TMS S.A. expiring October 14, 2018
Exhibit 5.1	Opinion of Jones Day, French counsel to EDAP TMS S.A.
Exhibit 5.2	Opinion of Jones Day, U.S. counsel to EDAP TMS S.A.
Exhibit 99.1	Form of Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2016

EDAP TMS S.A.

/s/ FRANÇOIS DIETSCH

FRANÇOIS DIETSCH

CHIEF FINANCIAL OFFICER